EXHIBIT 22.1

SUBSIDIARIES OF THE REGISTRANT

Each of the below listed subsidiaries is 100% directly owned by CSP Inc. except as otherwise indicated, and all are included in the consolidated financial statements.

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION/ ORGANIZATION
CSP Inc. 43 Manning Road Billerica, MA 01821-3901	Massachusetts

CSP Inc. Securities Corp. 43 Manning Road Billerica, MA 01821-3901	Massachusetts

CSP Inc. Foreign Sales Corp., Ltd. 43 Manning Road Billerica, MA 01821-3901	U.S. Virgin Islands

Scanalytics, Inc. 8550 Lee Highway, Suite 400 Fairfax, VA 22031-1515	Delaware

MODCOMP, Inc 1650 West McNab Road Ft. Lauderdale, FL 33309	Florida